UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                    ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    285229100
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    585,202 Common shares (2.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           585,202
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 585,202; for all reporting persons as a group, 3,374,484 shares (11.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    774,214 common shares (2.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           774,214
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 774,214; for all reporting persons as a group, 3,374,484 shares (11.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,015,068 common shares (6.9%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,015,068
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 2,015,068; for all reporting persons as a group, 3,374,484 shares (11.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,374,484 shares (11.6%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,374,484 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 3,374,484; for all reporting persons as a group, 3,374,484 shares (11.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        774,214 common shares (2.7%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    774,214
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 774,214 for all reporting persons as a group, 3,374,484 shares (11.6%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 6 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons") (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4. Purpose of Transaction

Our proposal that ESIO put excess cash to work to maximize shareholder value seems to be progressing. We cite three recent developments to illustrate our point.

First, and foremost, we thank ESIO's management and Board of Directors for their constructive and timely announcement yesterday reiterating their commitment to enhancing shareholder value. We know that ESIO is working to prepare its substantive response to our suggestions. As current and former public company board members ourselves, we appreciate that doing this the right way takes time. We are prepared to be patient while good people do the right thing.

Second, we note the Schedule 13D filed earlier today by ESIO's largest shareholder, Third Avenue Management LLC. We particularly note the thoughtful letter from Third Avenue's Co-Chief Investment Officer, Curtis R. Jensen, to ESIO's CEO, Nick Konidaris, advocating a combined share repurchase and dividend program to improve ESIO's return on equity (ROE) and tangibly demonstrate the company's commitment to maximizing shareholder value. Though Third Avenue's suggestions differ from those in our last 13D, we think they have improved our original ideas.

Third, we note with enthusiasm today's announcement that United Microelectronics Corp. (UMC), which is Taiwan's second largest contract chip manufacturer, will use its excess cash to retire fully 30% of its outstanding shares and pay shareholders a one time cash dividend. Taiwanese technology companies are showing American technology companies how to use cash to build shareholder value.

                                   * * * * *

In conclusion, we would like to update the Schedule 13D to disclose that in two separate recent conversations we have told ESIO's CEO and Board Chairman that we do not require the company to use a one time cash dividend as the only or principal way to return excess cash to the shareholders. As Mr. Jensen's letter points out so powerfully, there are other perfectly acceptable ways to use excess cash to build shareholder value. If, for example, ESIO's Board and advisors were to conclude that the best way to improve ROE were to repurchase shares, we could support that decision with just two conditions. First, we would want the size of the repurchase program to be large enough that it would meaningfully boost both ROE and earnings per share, like we believe UMC's program will. And, second, we would like ESIO to make a continuing commitment to use excess cash flow to repurchase a significant percentage of shares on an ongoing basis. To illustrate the size of programs which could be acceptable to us, we could support a one time repurchase of six million shares, which is over 20% of the outstanding share count, succeeded by a continuing program to repurchase at least one million more shares annually.

We appreciate the company's consideration of our views and look forward to the response.

The previous statements by the Reporting Persons to their views regarding their investment in ESIO represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting ESIO and/or extrinsic factors such as developments in the company's industry and the economic environment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future , as well as to increase or decrease their investment depending on their evaluation, without further amending their Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer

      (a, b) The Reporting Persons, in the aggregate, beneficially own 3,374,484 common shares, constituting approximately 11.6% of the outstanding shares.

      (c) Since Amendment No. 5 to Schedule 13D, the following purchases of Shares were made by D3 Family Funds in open market transactions:

   Fund                         Trade Date       Quantity             Price
   ----                         ----------       --------             -----
   D3 Family Fund, LP            1/18/2007         14,370             19.61
   D3 Family Bulldog Fund, LP    1/18/2007         45,570             19.61
   DIII Offshore Fund, LP        1/18/2007         15,060             19.61
   D3 Family Fund, LP            1/19/2007          5,900             19.64
   D3 Family Bulldog Fund, LP    1/19/2007         20,300             19.64
   DIII Offshore Fund, LP        1/19/2007          7,800             19.64
   D3 Family Fund, LP            1/22/2007         17,900             19.44
   D3 Family Bulldog Fund, LP    1/22/2007         64,020             19.44
   DIII Offshore Fund, LP        1/22/2007         24,080             19.44

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                    D3 Family Fund, L.P., and D3 Bulldog
                                    Fund, L.P.

                                    By: Nierenberg Investment Management
                                          Company, Inc.

                                    Its: General Partner


January 24, 2007                    By: /s/ David Nierenberg
                                       -------------------------------
                                       David Nierenberg, President


                                    DIII Offshore Fund, L.P.

                                    By: Nierenberg Investment Management
                                        Offshore, Inc.

                                    Its: General Partner


January 24, 2007                    By: /s/ David Nierenberg
                                       -------------------------------
                                       David Nierenberg, President


                                    Nierenberg Investment Management
                                        Company, Inc.


January 24, 2007                    By: /s/ David Nierenberg
                                       -------------------------------
                                       David Nierenberg, President


                                    Nierenberg Investment Management
                                         Offshore, Inc.


January 24, 2007                    By: /s/ David Nierenberg
                                       -------------------------------
                                       David Nierenberg, President